

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2011

<u>via U.S. mail and facsimile</u>

Wang Youngsheng
China Du Kang Co., Ltd.
Town of Dukang, Baishui County, Shaanxi province,
CHINA
A-28,Van Metropolis, #35 Tangyan Road,
Xi'an, Shaanxi, PRC,
710065

   RE: **China Du Kang Co., Ltd.**
         Form 8-K filed January 5, 2011
         File No.: 0-53833

Dear Mr. Wang:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                  Sincerely,

                  Brian McAllister
                  Staff Accountant
                  Office of Beverages, Apparel, and
                  Health care Services